Montreal, Québec – November 3, 2021	TSX:NSR
(in U.S. dollars unless otherwise noted)	NYSE:NSR
NOMAD ROYALTY COMPANY REPORTS Q3 RESULTS, PROVIDES ASSET UPDATES
AND DECLARES FOURTH QUARTER 2021 DIVIDEND

“Nomad was very active during the third quarter and completed an additional royalty acquisition on the Caserones mine, a long-life asset. This acquisition, coupled with mine expansions and new mines nearing construction decisions keep driving growth within our diversified portfolio of royalty and streaming assets. Subsequent to quarter-end, we announced a $95 million gold stream investment on the Greenstone Gold Project, a top-tier gold Canadian project. Above all, Nomad made a direct life-of-mine financial commitment to Greenstone Gold Mine LP to support ESG programs through a novel ESG framework” stated Vincent Metcalfe, CEO of Nomad Royalty Company Ltd. (“Nomad” or the “Company”).
Third Quarter Highlights:
•Quarterly deliveries of 4,772 gold equivalent ounces(1) (“GEOs”) and GEOs(1) sold of 4,772
•Gold ounces earned of 2,527 and silver ounces earned of 29,929
•Revenues of $6.1 million
•Net income of $0.9 million and adjusted net loss(1) of $0.9 million
•Net income attributable to Nomad's shareholders of $0.8 million
•Gross profit of $2.1 million
•Cash operating margin attributable to Nomad's shareholders(1) of $5.1 million representing 88% of revenue attributable to Nomad's shareholders
•$24.6 million of cash as at September 30, 2021
•Completed the acquisition of an additional effective 0.351% net smelter return royalty on the producing Caserones copper mine in Chile
•Commenced trading common shares on the New York Stock Exchange under the symbol “NSR”
•Amended the revolving credit facility increasing the amount from $50 million to $125 million with the option to increase by $25 million, the option subject to satisfaction of certain conditions
•Declared a quarterly dividend of C$0.05 per common share for a total amount of $2.3 million paid on October 15, 2021

(1) Refer to the Non-IFRS measures section of this press release.

Subsequent to Quarter-end Highlights:
•On October 29, 2021, the Company announced it entered into a gold purchase agreement with a subsidiary of Orion Mine Finance (“Orion”) with respect to its 40% interest in Greenstone Gold Mines LP (“GGM”), the owner and operator of the Greenstone Gold project located in Ontario, Canada. Nomad will make up-front cash payments totalling $95 million for 5.938% of gold production attributed to Orion’s 40% interest in GGM until 120,333 ounces have been delivered, and 3.958% thereafter. As part of the gold stream, Nomad has made a long-term commitment to funding mine-level environmental, social and governance programs by agreeing to make payments to GGM equal to $30 per ounce of gold delivered to Nomad.
Declaration of dividends:
Nomad is also pleased to announce a quarterly dividend of C$0.05 per common share, payable on January 14, 2022 to Nomad's shareholders of record as of the close of business on December 31, 2021.

For beneficial shareholders residing in the United States, the dividend will be paid in U.S. dollars. The dividend has been designated by Nomad as an "eligible dividend" under the Income Tax Act (Canada).
Q3 2021:

	Revenues ($000)	Gross profit ($000)	Revenues attributable to Nomad ($000)	Cash operating margin attributable to Nomad(1) ($000)
Bonikro Gold Stream	2,220	458	2,220	1,720
Mercedes Gold and Silver Stream	2,332	609	2,332	2,193
South Arturo Silver Stream	23	16	23	18
Blyvoor Gold Stream	153	94	153	103
RDM Gold Royalty	299	168	299	299
Moss Gold Royalty	116	24	116	116
Caserones Copper Royalty	982	720	663	663
Total	6,125	2,089	5,806	5,112

By Category	Ounces earned
Gold (in kind)	2,295
Gold (cash received)	232
2,527
Silver (in kind)	29,929
Copper (GEOs(1))	1,837
Total GEOs(1)	4,772
(1) Refer to the Non-IFRS measures section of this press release.
The table above reflects information from the Caserones Copper Royalty starting from the acquisition of control on August 31, 2021. For the period before acquisition of control, the Company estimated the gross dividend to approximate $3.1 million of which $1.7 million related to CMC's activities for the second quarter of 2021 was received in September 2021.
Q3 2020:

	Revenues ($000)	Gross profit ($000)	Revenues attributable to Nomad ($000)	Cash operating margin attributable to Nomad(1) ($000)
Premier Gold Prepay Loan	1,698	—	1,698	1,698
Bonikro Gold Stream	3,750	993	3,750	2,968
Mercedes Gold and Silver Stream	1,138	476	1,138	901
South Arturo Silver Stream	15	12	15	13
Woodlawn Silver Stream	187	117	187	154
RDM Gold Royalty	780	255	780	780
Total	7,568	1,853	7,568	6,514
(1)     Refer to the Non-IFRS measures section of this press release.
For the third quarter of 2021, revenue attributable to Nomad was sourced 89% from gold and silver and 11% from copper. Management’s objective for the portfolio is to continue to maintain a focus on precious metals (primarily gold and silver) while seeking diversification by increasing the number of revenue sources within the portfolio. Geographically, revenue was sourced 61% from the Americas, 39% from Africa and 0% from Australia.
Asset updates and recent developments:
ROBERTSON EXTENSIONS BEGIN TO MATERIALISE AT CORTEZ
On August 9, 2021, Barrick Gold Corporation ("Barrick") announced that a resource definition drilling is ongoing at Robertson with assays expected in the third quarter of 2021. Drilling also continues at the Porphyry target with preliminary results confirming controls to mineralization. At the Distal target, the up-dip and northerly extension of robust mineralization intersected in the prior quarter were to be drill tested during the third quarter of 2021. Sectional interpretation is ongoing between the Carlin-type Pipeline and Crossroads deposits and intrusive related mineralization at Robertson. Drilling has commenced on one framework drill hole testing for a favorable structural setting between the two deposits. The target area contains fold and thrust faulting, as well as high angle faults carrying anomalous gold and are indicative of a potential mineralized system at depth. The area has no historic deep drilling, and this hole is estimated to reach the targeted stratigraphy in the third quarter of 2021.
Potential resource expansion between resource pits to the west and at depth exist and mineralization is open to the north and to the west. A prefeasibility study is expected by the end of 2021.
CASERONES RENEWS COLLECTIVE AGREEMENTS
On September 5, 2021, Minera Lumina Copper Chile (“Lumina”) and its employees' union conjointly announced the approval and ratification of a new collective agreement valid for 36 months. Additionally, on October 26, 2021, Lumina and its supervisors' union reached an agreement for an early collective bargaining, the process allowed for the signing of a new collective agreement that will be in force for 36 months.
GUIDANCE REMAINS UNCHANGED AT MERCEDES
Equinox Gold Corp. (“Equinox”) commenced its 2021 exploration program at the Mercedes Mine during the second quarter of 2021 with 870 metres of core drilling completed at the Neo target (three holes). The remainder of the $1.3 million drill program will be focused on scout drilling peripheral to the Diluvio deposit. Mercedes Mine production attributable to Equinox for 2021, following the acquisition of the asset on April 7, 2021, is estimated at 30,000 to 35,000 ounces of gold, which is unchanged from previous guidance. Cash costs are expected to decrease slightly to $750 to $800 per ounce and all-in sustaining costs to $1,150 to $1,200 per ounce.
MOSS INCREASES M&I RESOURCES BY 36%
Elevation Gold Mining Corporation (“Elevation Gold”) announced gold sales of 8,045 ounces for the second quarter of 2021. During the second quarter of 2021, the 3A Heap Leach construction project was completed. The focus during the second half of 2021 is on further debottlenecking of the crusher, which has already delivered more than a 40% reduction in unit costs year over year moving from 1/4” to 3/8” crush size, improving drill and blast operating procedures to improve fragmentation and throughput, improving the mine plan as they advance the infill and exploration drill program, and reducing mining and overhead costs.
On October 21, 2021, Elevation Gold announced a 36% increase to Measured and Indicated Resources at the Moss Gold Mine. Elevation Gold’s new leadership believes the Moss Gold Mine and surrounding 168 square kilometer land package possesses unrealized gold exploration potential. Consequently, Elevation Gold began an aggressive near mine and regional exploration drilling program in March 2021 to deliver new resources ounces while beginning to demonstrate the potential of the Moss Gold Mine. The new Technical Report only incorporates the results of the drilling to a May 24, 2021 cut-off. Since this cut-off date, Elevation Gold has completed approximately 100 drill holes and continues to encounter significant mineralization, which are not included in the Mineral Resource and Mineral Reserve estimates presented in this new Technical Report.
TROILUS RECEIVES STRATEGIC INVESTMENT FROM GOVERNMENT OF QUÉBEC AND FTQ
On July 15, 2021, Troilus Gold Corp. (“Troilus”) announced an initial investment of CA$11.5 million, by Investissement Québec and Fonds de solidarité FTQ. More importantly, Troilus and its strategic Québec-based institutional shareholders have defined a long-term strategic framework focused on defining and establishing full project financing options for the development of the Troilus Gold Project as it moves through feasibility. On the exploration front, on October 19, 2021, Troilus announced the extension of the strike length of the Southwest Zone by about 25% to over 1.85 kilometers and 350 metres beyond known mineralization. Of note, Troilus intercepted 1.20 g/t gold equivalent over 19 metres and within 100 metres from surface.
RDM INCREASES PRODUCTION GUIDANCE
As per Equinox disclosure, the RDM Gold Mine production for 2021 was increased to 60,000 to 65,000 ounces of gold, reflecting a strong performance in the first half of 2021. During the second quarter of 2021, the RDM Gold Mine produced 14,089 ounces and sold 13,764 ounces of gold. In the second quarter of 2021, despite lingering effects from heavy rainfall early in the quarter, the RDM Gold Mine mined 19%

more ore than the previous quarter, at similar grades. However, ore grade processed from the stockpile was 25% lower than the first quarter of 2021, resulting in a lower overall grade for the second quarter. Non-sustaining capital has been reduced to $25 million and relates entirely to capitalized stripping for a major expansion pushback of the open pit that will provide improved access to the ore body in future years, with $15 million spent in the first half of 2021. During the second quarter of 2021 the RDM Gold Mine had no lost-time injuries.
BLACKWATER COMPLETES FEASIBILITY STUDY
On September 13, 2021, Artemis Gold Inc. (“Artemis Gold”) announced the results of its feasibility study (“FS”) for the Blackwater Gold Project. The results reflected several positive changes in the approach to the planned development of the Blackwater Gold Project. Phase 1 throughput has been expanded with a larger crushing circuit, providing greater operational throughput upside potential in the early years. Given the greatly reduced footprint of the Stage 1 facility, and the installation of a higher-capacity gyratory crusher in the proposed Stage 1 development, this will allow for a streamlined and construction-ready approach to the Phase 2 Expansion throughput of 12Mtpa. Increased up-front investments will also reduce expansion capital. The FS also highlights accelerated Phase 2 and Phase 3 expansions. Artemis Gold also included an initial investment to replace diesel and propane-powered components within the process plant facility to reduce the carbon footprint of the Blackwater Gold Project, which will support its ESG goals. The net result of the FS is an after-tax net present value at a 5% discount rate of CA$2.15 billion, an after-tax Internal rate of return of 32%, and an after-tax payback period of 2.3 years. Artemis Gold is targeting the second quarter of 2022 for the start of the Blackwater Construction.
Share Capital:
On September 30, 2021 there were 56,657,437 common shares of Nomad outstanding. As at November 3, 2021, the Company had 56,657,437 common shares, 1,407,972 share options and 24,881,654 common share purchase warrants outstanding entitling the holders to purchase 2,488,166 common shares. The Company also had 209,879 restricted share units, 78,500 performance share units and 140,980 deferred share units outstanding. Pursuant to the deferred payment payable to Yamana Gold Inc. and based on the C$/US$ daily exchange rate published by the Bank of Canada on November 2, 2021, 1,378,208 common shares would be issuable should the conversion option be exercised on such date.
Non-IFRS Measures:
Nomad has included certain performance measures in this press release that do not have any standardized meaning prescribed by International Financial Reporting Standards (“IFRS”) including gold equivalent ounces, gold ounces and gold equivalent ounces earned and sold attributable to Nomad, adjusted net income, cash operating margin, cash operating margin attribuable to Nomad's shareholders, cash costs, cash costs per gold ounce sold and cash costs per silver ounce sold.
In addition to the non-IFRS performance measures described below, the Company's royalty and stream revenues are converted to GEOs by dividing revenues for a specific period by the average realized gold price per ounce for the gold stream revenues and by dividing revenues by the average gold price for the gold royalty revenues, for the respective period. Silver earned from royalty and stream agreements are converted to gold equivalent ounces by multiplying the silver ounces by the average silver price for the period and dividing by the average gold price for the period. The Company's gross amount received or receivable from the Caserones copper royalty is converted to gold equivalent ounces by dividing the dividend received or receivable before taxes for a specific period by the average gold price, for the respective period.
Adjusted net income and adjusted net income per share are calculated by removing the effects of the non-cash cost of sales related to the gold prepay loan, the non-cash change in fair value of the conversion option for the Deferred Payment to the Yamana Gold Inc. and the non-cash change in fair value of gold prepay loan and the deferred income tax recovery related to stream interests subject to the RTO Transaction. The Company believes that, in addition to measures prepared in accordance with IFRS, management and certain investors use this information to evaluate the Company’s performance.
Cash operating margin is calculated by subtracting the average cash cost of gold and silver on a per ounce basis from the average realized selling price of gold and silver on a per ounce basis. The Company presents cash operating margin as management and certain investors use this information to evaluate the Company’s performance in comparison to other streaming and royalty companies who present results on a similar basis as well as to evaluate the Company’s ability to generate cash flow.
Average cash cost of gold and silver on a per ounce basis is calculated by dividing the total cost of sales, less depletion and non-cash costs of sales related to the gold prepay loan, by the ounces sold. In addition to measures prepared in accordance with IFRS, management and certain investors use this information to evaluate the Company’s performance and ability to generate cash flow in comparison with other streaming and royalty companies in the precious metals mining industry who present similar measures of performance.
These non-IFRS measures do not have any standardized meaning prescribed by IFRS, and other companies may calculate these measures differently. The presentation of these non-IFRS measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.
Refer to the Non-IFRS and Other Measures section of the Company’s Management Discussion and Analysis for the three and nine months ended September 30, 2021.
QUALIFIED PERSON
Vincent Cardin-Tremblay, P. Geo., Vice President, Geology of Nomad Royalty is the “Qualified Person” as defined in National Instrument 43-101 – Standards of Disclosure for Mineral Projects who has reviewed and approved the technical content of this news release.
CONTACT INFORMATION
For more information about Nomad Royalty Company, please visit our website at www.nomadroyalty.com or email us:

Vincent Metcalfe, CEO	Joseph de la Plante, CIO
vmetcalfe@nomadroyalty.com	jdelaplante@nomadroyalty.com

ABOUT NOMAD
Nomad Royalty Company Ltd. is a gold & silver royalty company that purchases rights to a percentage of the gold or silver produced from a mine, for the life of the mine. Nomad owns a portfolio of 15 royalty and stream assets, of which 8 are on currently producing mines. Nomad plans to grow and diversify its low-cost production profile through the acquisition of additional producing and near-term producing gold & silver streams and royalties. For more information please visit: www.nomadroyalty.com.
Nomad Royalty Company Ltd.
500-1275 ave. des Canadiens-de-Montréal
Montreal, Québec H3B 0G4                             nomadroyalty.com

FORWARD-LOOKING STATEMENTS
Certain statements contained in this press release may be deemed “forward-looking statements”. All statements in this release, other than statements of historical fact, that address events or developments that Nomad expects to occur, are forward looking statements. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects”, “plans”, “anticipates”, “believes”, “intends”, “estimates”, “projects”, “potential”, “scheduled” and similar expressions, or that events or conditions “will”, “would”, “may”, “could” or “should” occur. Forward-looking statements in this press release include statements with respect to the amount of dividend to be received by the Company from CMC. Although Nomad believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in forward looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include the impossibility to acquire royalties, streams and to fund precious metal streams, gold prices, Nomad’s royalty and stream interests, access to skilled consultants, results of mining operations, exploration and development activities for properties with respect to which Nomad holds a royalty or stream, uninsured risks, regulatory changes, defects in title, availability of personnel, materials and equipment, timeliness of government or court approvals, actual performance of facilities, equipment and processes relative to specifications and expectations, unanticipated environmental impacts on operations, market prices, continued availability of capital and financing and general economic, market or business conditions. Nomad cautions that the foregoing list of important factors is not exhaustive. Investors and others who base themselves on the forward looking statements contained herein should carefully consider the above factors as well as the uncertainties they represent and the risks they entail. Nomad believes that the expectations reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this press release should not be unduly relied upon. These statements speak only as of the date of this press release. Nomad undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by applicable law.

Nomad Royalty Company Ltd.
Consolidated balance sheets (unaudited)
(tabular amounts expressed in thousands of United States dollars)

	September 30, 2021	December 31, 2020
	$	$
Assets
Current assets
Cash	24,621	22,517
Amounts receivable	5,239	1,349
Gold prepay loan	—	6,920
Other assets	3,472	1,023
Total current assets	33,332	31,809
Non-current assets
Gold prepay loan	—	8,237
Royalty, stream and other interests	282,683	207,923
Deferred income taxes	42,643	42,059
Total non-current assets	325,326	258,219
Total assets	358,658	290,028
Liabilities
Current liabilities
Accounts payable and accrued liabilities	4,662	4,391
Deferred payment liability – host contract	9,537	—
Deferred payment liability – conversion option	440	—
Total current liabilities	14,639	4,391
Non-current liabilities
Deferred payment liability – host contract	—	9,046
Deferred payment liability – conversion option	—	3,013
Revolving credit facility	50,000	—
Total non-current liabilities	50,000	12,059
Total liabilities	64,639	16,450
Equity
Common shares	255,135	254,210
Warrants	3,156	2,838
Contributed surplus	4,343	3,091
Retained earnings	7,523	13,439
Equity attributable to Nomad Royalty Company Ltd's shareholders	270,157	273,578
Non-controlling interests	23,862	—
Total equity	294,019	273,578
Total liabilities and equity	358,658	290,028

Nomad Royalty Company Ltd.
Consolidated statements of income (loss) and comprehensive income (loss) (unaudited)
(tabular amounts expressed in thousands of United States dollars, except per share amounts)

	Three months ended		Nine months ended
	September 30, 2021	September 30, 2020	September 30, 2021	September 30, 2020
	$	$	$	$
Revenue
Gold and silver sales	4,728	6,788	18,258	18,775
Other revenue	1,397	780	2,111	1,207
Total revenue	6,125	7,568	20,369	19,982
Cost of sales
Purchased cost of gold and silver	694	2,753	4,546	11,732
Depletion of royalty, stream and other interests	3,342	2,962	9,608	5,440
Total costs of sales	4,036	5,715	14,154	17,172
Gross profit	2,089	1,853	6,215	2,810
Other operating expenses (income)
General and administrative expenses	1,384	343	3,701	1,550
Project evaluation expenses	—	2	371	57
Share-based compensation	614	818	1,785	2,162
Change in fair value of gold prepay loan	—	(1,392)	690	(4,967)
Share of income of associate	(320)	—	(373)	—
Listing expenses	—	—	—	23,492
Total other operating expenses (income)	1,678	(229)	6,174	22,294
Operating income (loss)	411	2,082	41	(19,484)
Other income (expenses)
Change in fair value of conversion option	1,459	(3,075)	2,573	(8,059)
Finance costs	(734)	(308)	(1,650)	(392)
Foreign exchange income (loss)	(139)	102	(73)	(54)
Total other income (expenses)	586	(3,281)	850	(8,505)
Income (loss) before income taxes	997	(1,199)	891	(27,989)
Income tax recovery (expense)	(68)	1,725	40	36,836
Net income and comprehensive income	929	526	931	8,847
Net income and comprehensive income attributable to:
Nomad Royalty Company Ltd's shareholders	824	526	826	8,847
Non-controlling interests	105	—	105	—
Net income per share
Basic	0.01	0.01	0.01	0.21
Diluted	0.01	0.01	0.01	0.21

Nomad Royalty Company Ltd.
Consolidated statements of cash flows (unaudited)
(tabular amounts expressed in thousands of United States dollars)

	Three months ended		Nine months ended
	September 30, 2021	September 30, 2020	September 30, 2021	September 30, 2020
	$	$	$	$
Operating activities
Net income for the period	929	526	931	8,847
Adjustments for:
Cost of sales related to gold prepay loan	—	1,698	1,522	9,972
Depletion of royalty, stream and other interests	3,342	2,962	9,608	5,440
Share-based compensation	614	818	1,785	2,162
Listing expense	—	—	—	22,390
Change in fair value of gold prepay loan	—	(1,392)	690	(4,967)
Change in fair value of conversion option	(1,459)	3,075	(2,573)	8,059
Share of income of associate, net of dividends received	40	—	(14)	—
Deferred income tax recovery	(327)	(1,915)	(584)	(37,026)
Finance costs	263	188	762	244
Interest received	—	259	210	871
Changes in other assets and liabilities
Amounts receivable	(1,026)	(657)	(288)	(679)
Other assets	(1,476)	(370)	(1,701)	(540)
Accounts payable and accrued liabilities	(408)	51	(1,113)	847
Cash provided by operating activities	492	5,243	9,235	15,620
Investing activities
Cash acquired	2,311	—	2,311	3,149
Acquisition of gold prepay loan	—	—	—	(15,500)
Acquisition of royalty, stream and other interests	(27,259)	(1,940)	(28,453)	(11,940)
Acquisition of investment in associate	(89)	—	(23,176)	—
Cash used in investing activities	(25,037)	(1,940)	(49,318)	(24,291)
Financing activities
Proceeds on issuance of common shares	—	—	—	9,652
Revolving credit facility drawn	27,000	—	50,000	—
Share and warrant issue expenses	—	(100)	(15)	(714)
Exercise of share options	—	—	3	—
Financing fees	(959)	(414)	(1,043)	(414)
Dividends paid	(2,285)	—	(6,758)	—
Net parent investment	—	—	—	15,175
Net cash provided by (used in) financing activities	23,756	(514)	42,187	23,699
Net increase (decrease) in cash	(789)	2,789	2,104	15,028
Cash at beginning of period	25,410	12,239	22,517	—
Cash at end of period	24,621	15,028	24,621	15,028